N E W S R E L E A S E

September 23, 2014

Nevsun Announces Further Exploration Drilling Results for Harena

HIGHLIGHTS

  Intersections of massive sulphide including:
    Hole HX-011:  0.75% Cu, 5.18% Zn, 0.40 g/t Au, 43.4 g/t Ag over 21.5 meters
    Hole HX-012:  0.96% Cu, 6.57% Zn, 0.30 g/t Au, 30.1 g/t Ag over 13.5 meters
    Hole HX-017:  0.85% Cu, 3.96% Zn, 0.40 g/t Au, 43.6 g/t Ag over 41.6 meters
  High grade gold-rich footwall stringer intersections including:
    Hole HX-008:  0.71% Cu, 0.22% Zn, 6.15 g/t Au, 241.6 g/t Ag over 17.2 meters
    Hole HX-012:  0.15% Cu, 0.25% Zn, 6.22 g/t Au, 83.1 g/t Ag over 10.0 meters
    Hole HX-019:  0.56% Cu, 0.23% Zn, 8.03 g/t Au, 119.7 g/t Ag over 5.5 meters
    Hole HX-020:  0.25% Cu, 0.11% Zn, 8.50 g/t Au, 146.2 g/t Ag over 14.0 meters
  Deposit extension confirmed with increasing width and depth of mineralization extended to 400 meters
  Mineralization remains open at depth and along strike
  Additional drilling and geophysical surveys ongoing

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce exploration drilling results from the Harena Mining License located 10 kilometers south of  the Bisha Mine and processing plant.  The drilling was completed as part of the 2014 Bisha Regional Exploration program.

Nevsun CEO Cliff Davis commented, “Our exploration program at Harena continues to be successful in demonstrating that our known resources remain open for further expansion.  The Bisha area is under-explored and we will further assess Harena and the greater potential of the Bisha VMS belt.”

2014 Regional Exploration Program Update

To-date, Bisha Mining Share Company (BMSC) has completed approximately 18,500 meters of a 25,000 meter planned diamond drilling program.  Diamond drilling is in progress at Harena with two diamond drills operating and will resume on the Mogoraib River Exploration License in October following the short rainy season.  Geophysical surveys are also in progress and consist of ground and borehole Transient Electromagnetic (BHTEM) surveys.  These surveys have been instrumental in guiding the drilling at Harena.

Harena Drill Results

The 2014 Harena exploration program is designed to expand the deposit beyond the known resource following-up on the encouraging results encountered in hole HX-005 (1.77% Cu, 3.99% Zn, 1.22 g/t Au, 77.9 g/t Ag over 18.5 meters - see Press Release August 18, 2014).  Drilling to the south and below HX-005 has been successful in expanding the deposit by 300 meters to the south and to a depth of 400 meters below surface.  A plan map of the drilling and representative sections are attached at the end of this release.

Thick intervals of massive, semi-massive and stringer sulphides have been encountered up to 300 meters below hole HX-005 over a 150 meter strike length including a 58.7 meter interval in hole HX-012.  These thicknesses are significantly greater than that of the historic resource and the deposit remains open to depth and along strike.  Assay results for holes drilled down to approximately 200 meters below surface have been received (HX-008 to HX-020 excluding HX-021) while assay results from a deeper tier of holes (HX-022 to HX-026) are pending.  Drilling is being guided by BHTEM and the massive sulphides give strong electromagnetic (EM) responses.  Numerous in-hole, edge and off-hole responses have been detected and the drilling of these targets has been successful.

Intense sericite and chlorite altered felsic volcanic rocks continue to be intersected in the footwall of the deposit.  Stringer sulphide zones in this alteration immediately below and along strike of massive sulphides are demonstrating high precious metal endowment.  Hole HX-008 immediately along strike of massive sulphides encountered in hole HX-006 intersected 6.15 g/t Au and 241.6 g/t Ag over 17.2 meters.  Similar zones have been intersected in holes HX-006, HX-012, HX-019 and HX-020.

Massive and stringer sulphides have been intersected at more than one horizon in a number of the drill holes such as hole HX-022.  Sulphides zones have been encountered at more than one stratigraphic level in the felsic volcanic package -- this suggests that stacked mineralized horizons are present.  The combination of intense footwall and locally hangingwall alteration with stacked mineralized horizons and strong precious metal endowment is a good indication of a large long lived hydrothermal system.  Numerous untested geophysical targets exist outside and along strike of Harena, and these targets will be the focus of future exploration.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Harena work.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.  Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy PGeo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Figure 1. Harena Mine – Drillhole Location Map

Figure 2. Harena - Section A-A’ L5950

Figure 3. Harena - Section B-B’ L6000

Figure 4. Harena – Section C-C’ L6050

Figure 5, Harena – Section D-D’ L6100

Harena Intersections (not previously reported)

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
HX-007	174.60	182.00	7.40	0.29	1.77	0.47	20.8
HX-008	187.00	204.15	17.15	0.71	0.22	6.15	241.6
includes	189.90	202.65	12.75	0.84	0.19	7.85	268.8
HX-009	178.00	184.50	6.50	0.36	3.40	0.36	38.8
HX-010	172.00	175.50	3.50	0.56	6.92	0.54	37.2
	190.00	194.00	4.00	0.63	5.51	0.72	34.1
HX-011	207.80	229.30	21.50	0.75	5.18	0.40	43.4
	272.70	281.20	8.50	0.51	2.84	1.03	42.2
HX-012	230.30	289.00	58.70	0.66	2.43	0.20	24.1
includes	230.30	247.10	16.80	0.86	2.86	0.21	40.7
and	247.10	275.50	28.40	0.39	0.20	0.14	11.4
and	275.50	289.00	13.50	0.96	6.57	0.30	30.1
HX-012	291.00	301.00	10.00	0.15	0.25	6.22	83.1
	316.00	320.00	4.00	0.01	0.01	8.78	93.8
HX-013	90.90	103.80	12.90	0.09	2.23	0.13	6.9
includes	101.20	103.00	1.80	0.35	14.59	0.19	26.6
HX-014	98.00	103.00	5.00	0.26	2.31	0.28	16.3
includes	101.10	103.00	1.90	0.66	6.05	0.33	38.9
HX-015	108.50	109.00	0.50	0.12	1.11	0.01	2.5
HX-016	190.80	197.80	7.00	0.32	2.32	0.37	30.4
HX-017	235.40	277.00	41.60	0.85	3.96	0.40	43.6
Includes	235.40	268.80	33.40	0.76	4.78	0.23	43.6

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
and	268.80	277.00	8.20	1.19	0.58	1.09	43.3
HX-018	181.00	182.15	1.15	0.52	0.04	1.16	65.0
HX-019	264.50	270.00	5.50	0.56	0.23	8.04	119.7
HX-020	258.00	272.00	14.00	0.25	0.11	8.50	146.2
includes	259.00	265.00	6.00	0.22	0.08	18.31	292.3

Harena Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Dip	Azimuth
HX-007	334505	1707620	603	237	-60	125
HX-008	334530	1707665	602	251	-60	125
HX-009	334455	1707535	603	226	-60	125
HX-010	334481	1707580	603	251	-60	125
HX-011	334550	1707775	601	365	-60	125
HX-012	334499	1707751	602	354	-60	125
HX-013	334581	1707629	602	254	-60	125
HX-014	334529	1707545	603	271	-60	125
HX-015	334504	1707501	603	220	-60	125
HX-016	334424	1707501	604	266	-60	125
HX-017	334464	1707711	602	353	-60	125
HX-018	334855	1707986	599	252	-60	125
HX-019	334424	1707624	603	311	-60	125
HX-020	334444	1707665	602	329	-60	125